FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

07026359

August 13, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated August 13, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

AUGUST 13, 2007

News Release: ***07-14***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Uranium Project Drilling Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an update on the diamond drill program underway on its Black Lake uranium project, located in northern Saskatchewan.

The drilling is now complete on the A Zone, a 200 by 250 meter area containing significant volumes of radioactive pegmatite. Outcrop grab samples in this zone returned assay values of 0.108% to 0.589% U_3O_8. The pegmatites also locally contain abundant molybdenum (Mo) with assay values ranging from 0.077% to 0.302% Mo. Three drill holes, totaling 716.54 meters, have tested the zone and sampling is ongoing.

Drilling is in progress on the Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers. Numerous mineralized pegmatites display widths in the order of a meter to tens of meters. Outcrop samples returned assay values of 0.001% to 0.090% U_3O_8.

The current helicopter supported diamond drill program is designed to test two significant anomalous areas, the A Zone and the Charlebois Lake Zone, identified in the Phase One program completed in May. Samples collected are submitted to the SRC Analytical Laboratories of Saskatoon for assay work.

The Company continues to develop the Black Lake project which it believes to represent an under explored deposit model in Canada. The Black Lake claims cover numerous bedrock uranium occurrences within pegmatite and granitoid intrusive rocks located on the edge of the Athabasca Basin.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

AUGUST 13, 2007

News Release: ***07-14***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Uranium Project Drilling Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an update on the diamond drill program underway on its Black Lake uranium project, located in northern Saskatchewan.

The drilling is now complete on the A Zone, a 200 by 250 meter area containing significant volumes of radioactive pegmatite. Outcrop grab samples in this zone returned assay values of 0.108% to 0.589% U_3O_8. The pegmatites also locally contain abundant molybdenum (Mo) with assay values ranging from 0.077% to 0.302% Mo. Three drill holes, totaling 716.54 meters, have tested the zone and sampling is ongoing.

Drilling is in progress on the Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers. Numerous mineralized pegmatites display widths in the order of a meter to tens of meters. Outcrop samples returned assay values of 0.001% to 0.090% U_3O_8.

The current helicopter supported diamond drill program is designed to test two significant anomalous areas, the A Zone and the Charlebois Lake Zone, identified in the Phase One program completed in May. Samples collected are submitted to the SRC Analytical Laboratories of Saskatoon for assay work.

The Company continues to develop the Black Lake project which it believes to represent an under explored deposit model in Canada. The Black Lake claims cover numerous bedrock uranium occurrences within pegmatite and granitoid intrusive rocks located on the edge of the Athabasca Basin.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **AUGUST 13, 2007**

News Release: ***07-14*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Uranium Project Drilling Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an update on the diamond drill program underway on its Black Lake uranium project, located in northern Saskatchewan.

The drilling is now complete on the A Zone, a 200 by 250 meter area containing significant volumes of radioactive pegmatite. Outcrop grab samples in this zone returned assay values of 0.108% to 0.589% U_3O_8. The pegmatites also locally contain abundant molybdenum (Mo) with assay values ranging from 0.077% to 0.302% Mo. Three drill holes, totaling 716.54 meters, have tested the zone and sampling is ongoing.

Drilling is in progress on the Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers. Numerous mineralized pegmatites display widths in the order of a meter to tens of meters. Outcrop samples returned assay values of 0.001% to 0.090% U_3O_8.

The current helicopter supported diamond drill program is designed to test two significant anomalous areas, the A Zone and the Charlebois Lake Zone, identified in the Phase One program completed in May. Samples collected are submitted to the SRC Analytical Laboratories of Saskatoon for assay work.

The Company continues to develop the Black Lake project which it believes to represent an under explored deposit model in Canada. The Black Lake claims cover numerous bedrock uranium occurrences within pegmatite and granitoid intrusive rocks located on the edge of the Athabasca Basin.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

END